Exhibit A

Gottex Multi-Asset Endowment Fund – I

28 State Street, 40th Floor

Boston, MA 02109

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If you do not want to sell your shares at this time, please disregard this notice. This is solely a notification of the Fund’s tender offer.

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July 30, 2013

Dear Gottex Multi-Asset Endowment Fund – I shareholder:

We are writing to inform you of important dates relating to a tender offer by Gottex Multi-Asset Endowment Fund – I (the "Fund"). If you are not interested in tendering your shares of beneficial interest in the Fund ("Shares") at this time, please disregard this notice and take no action.

The tender offer period will begin on July 30, 2013 and will end at 11:59 p.m., Eastern Time, on August 26, 2013. The purpose of the tender offer is to provide liquidity to Shareholders. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

Should you wish to tender your Shares or a portion of your Shares for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than August 26, 2013. Shares that are tendered by Shareholders will be purchased by the Fund at a price equal to their net asset value as of September 30, 2013. Any payment will be made after that date as described in greater detail in the attached Offer to Purchase. If you do not wish to tender your Shares, simply disregard this notice. No action is required if you do not wish to tender any portion of your Shares at this time.

Please review the attached Offer to Purchase carefully which describes the schedule for payment of tender offer proceeds.

All tenders of Shares must be received by JD Clark & Company (“JD Clark”) either by mail or by fax in good order by August 26, 2013.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call (888) 946-8839.

Sincerely,

Gottex Multi-Asset Endowment Fund – I